LAUREATE EDUCATION, INC.

650 S. Exeter Street

Baltimore, Maryland 21202

April 28, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:                                         Larry Spirgel

Re:                             Laureate Education, Inc.

Application for Withdrawal on Form RW

For Registration Statement on Form S-4 (Registration No. 333-208758)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Laureate Education, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-4 (File No. 333-208758), together with all exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on December 24, 2015.

The Company has determined to withdraw the Registration Statement based upon its further evaluation of the need for this Registration Statement at this time.  The Company confirms that no securities were sold or exchanged pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Robert W. Zentz, Senior Vice President and General Counsel at the above-mentioned address, facsimile number (410) 843-8780, with a copy to Michael J. Stein, DLA Piper LLP (US), 6225 Smith Avenue, Baltimore, Maryland 21209, facsimile number (410) 580-3114.

If you have any questions with respect to this matter, please contact Michael J. Stein of DLA Piper LLP at (410) 580-4044.

Very truly yours,

LAUREATE EDUCATION, INC.

/s/ Robert W. Zentz
Robert W. Zentz
Senior Vice President and General Counsel